RECEIVED

2007 JUN 12 A 8:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024360

Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 June 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

2005

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Trading Update
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Total Voting Rights 6.2 AGM Statement 6.3 Total Voting Rights and Capital

dw 6/12

Registered in England No. 5393279
Registered Office: as above.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Company Secretary

(1)

Rentokil Initial

Rentokil Initial PLC - Trading Update

Rentokil Initial PLC
02 May 2007

2 May 2007

RENTOKIL INITIAL PLC (RTO)
FIRST QUARTER TRADING UPDATE FOR 3 MONTHS ENDED 31 MARCH 2007

Highlights

- Revenue up in all divisions; group revenue up 23.9% at £521.5 million
- Organic revenue growth 3.4%
- Profits in line with our expectations and prior guidance
    - Adjusted operating profit from continuing operations down 4.3% at £53.9 million
    - Adjusted profit before income tax down 23.2% at £35.5 million
    - Statutory profit before income tax £23.6 million
- Offer of £595 million received for Electronic Security; completion expected in June
- Integration of Target Express on track; all operations rebranded City Link from 1 May
- 21 acquisitions completed for gross consideration of £66 million
- Outlook for year unchanged

Note: all numbers are at constant exchange rates except statutory profit before

income tax which is at actual exchange rates.

Doug Flynn, Chief Executive Officer of Rentokil Initial plc, said:

'We are very confident that we are doing the right things to deliver sustainable, profitable growth. We have strengthened our positions in key markets and are transforming the operations of those businesses in need of reinvigoration, whilst all the time putting customers at the heart of everything we do.

'Performance in the first quarter was in line with our expectations and we are pleased with the progress being achieved. The integration of City Link and Target Express is on track and the combined parcel business is generating strong growth. Asia Pacific is buoyant with 11 acquisitions completed in the quarter and the award of one of the world's largest pest control contracts in Hong Kong. The restructuring initiatives at UK Pest Control and French Textiles are moving forward and both are seeing improving trends. UK Washroom's improvement programme has further to go but is making progress.

'Our outlook for 2007 is unchanged. Excluding the effect of the proposed sale of Electronic Security, we continue to expect that profits for the year before one-off items will be in line with 2006. Profits in the second quarter will show some improvement over the first quarter and are then expected to move strongly ahead of 2006 in the second half of the year.'

Financial Summary

	First Quarter		
£million	2007	2006	change
Pro forma Continuing Operations(1)			
At 2006 constant exchange rates(2)			
Revenue	521.5	421.0	23.9%
Operating profit before amortisation of intangible assets(3)	51.6	53.4	(3.4%)

Add back: one-off items	2.3	2.9	(20.7%)
Adjusted operating profit(4)	53.9	56.3	(4.3%)
Share of profit from associates (net of tax)	0.6	0.6	-
Interest	(19.0)	(10.7)	(77.6%)
Adjusted profit before income tax(4)	35.5	46.2	(23.2%)
Continuing Operations(1)			
At actual exchange rates			
Revenue	515.3	425.8	21.0%
Operating profit before amortisation of intangible assets(5)	50.8	54.2	(6.3%)
Amortisation of intangible assets(5)	(8.6)	(3.6)	(138.9%)
Operating profit	42.2	50.6	(16.6%)
Share of profit from associates (net of tax)	0.5	0.6	(16.7%)
Net interest payable	(19.1)	(10.6)	(80.2%)
Profit before income tax	23.6	40.6	(41.9%)
Operating cash flow	52.0	37.5	38.7%
Free cash flow(6)	26.2	12.5	109.6%

(1) All figures are for continuing operations and are unaudited. The Electronic Security division has been treated as discontinued.

(2) Results at constant exchange rates have been translated at the full year

average exchange rates for the year ended 31 December 2006. £/$ average rates:
Q1 2007 1.9623; Q1 2006 1.7487; FY 2006 1.8469. £/? average rates: Q1 2007 1.4869; Q1 2006 1.4552; FY 2006 1.4659.

(3) Before amortisation of intangible assets (other than computer software and development costs) of £8.7m (2006: £3.5m).

(4) Before amortisation of intangible assets (other than computer software and development costs) of £8.7m (2006: £3.5m) and items of a one-off nature of £2.3m (2006: £2.9m). See appendix 4 for further details.

(5) All intangible assets (other than computer software and development costs).

(6) Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution.

For further information

Shareholder/analyst enquiries:		
Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc	020 7866 3000
Lisa Williams, Head of Investor Relations		
Media enquiries:		
Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978 199
Jon Rhodes, Tom Williams	Brunswick Group	020 7404 5959

A conference call for analysts and shareholders will be held on Wednesday 2 May at 9:00am. To join this call, please dial +44 (0) 20 7806 1967 (UK), +33 (0) 1 70 99 42 95 (France), +852 3002 1355 (Hong Kong). A recording of the call will be available for 14 days on the following numbers: UK - +44 (0) 20 7806 1970, France - +33 (0) 1 71 23 02 48, USA - +1 718 354 1112, Hong Kong - +852 3002 1607. The passcode for all replay numbers is 7669463#.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they

relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

QUARTERLY REVIEW

In all cases, references to operating profit are for continuing businesses before amortisation of intangible assets (other than computer software and development costs). References to adjusted operating profit and adjusted profit before tax and amortisation (PBTA) also exclude one-off items totalling £2.3 million (2006: £2.9 million) that have impacted the results for the period. They primarily relate to the group's restructuring programmes and consist of consultancy, reorganisation and redundancy costs. In addition, in 2007 they include the costs of integrating City Link and Target Express. One-off items have been separately identified because they are not considered to be 'business as usual' expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in appendix 4. All comparisons are at constant 2006 full year average exchange rates.

Progress was made in many businesses in the first quarter. Revenue increased in all divisions and group revenue was 23.9% higher than the same quarter last year at £521.5 million. Excluding acquisitions, organic revenue growth for the group was 3.4%. Modest contract portfolio growth was achieved by all divisions and overall the portfolio grew by 0.8% or £11.5 million, consisting of new business wins of £43.8 million, net additions/reductions of £4.9 million and acquisitions of £4.0 million offset by terminations of £41.2 million. The group's customer retention rate for the quarter was 88.4% on an annualised basis (Q1 2006: 88.3%).

Operating profit for the quarter was £51.6 million, a decline of 3.4% versus last year. Excluding restructuring and integration costs of £2.3 million incurred in Textiles and Washroom Services, Pest Control and Parcel Delivery, adjusted operating profit was 4.3% lower than last year.

Adjusted profit before amortisation of intangible assets and income tax was down by 23.2%, largely as a result of a 77.6% increase in net interest. This

increase is principally due to higher net debt following the acquisition of Target Express and higher interest rates compared with the first quarter of last year and was in line with our expectations. Net debt is expected to reduce later in the year following the receipt of proceeds from the proposed sale of the Electronic Security division which will in turn result in a lower second half interest charge.

As indicated in the outlook statement at the time of the preliminary results in February, profits were lower in the first quarter versus the prior year for a number of reasons:

- The group has become more seasonal. We have acquired businesses that have a seasonally weaker first quarter, including JC Ehrlich and Target Express/ City Link franchises. At the same time, we have sold non-seasonal businesses such as Electronic Security and Manned Guarding.

- The extensive organisational restructuring associated with the two major change programmes in the UK (Pest Control and Washroom) held back the performance of those businesses in the first quarter.

- The first quarter of 2007 includes set-up costs for the UK shared service centre.

- The net interest charge in the first quarter is substantially higher than last year due to higher net debt and higher interest rates.

The group has maintained its strategy of investing in growth markets and completed 21 acquisitions during the quarter, principally in Asia Pacific, Pest Control and Parcel Delivery.

On 30 March, the group announced an offer from United Technologies Corporation for the Electronic Security division which values the division at £595 million. Closing of the transaction is conditional upon a limited number of items including regulatory approvals. These are being sought and completion of the transaction is expected before the end of June. As a consequence, the Electronic Security division has been treated as discontinued for the purpose of this trading update. Proceeds from the sale will be used to reduce net debt. Trading in the division continues to make satisfactory progress.

During March, the group issued a ?500 million seven year bond under its European Medium Term Note programme. The issue was significantly oversubscribed.

OUTLOOK

The outlook for 2007 is unchanged. Excluding the effect of the proposed sale of Electronic Security, we continue to expect that profits for the year before one-off items will be in line with 2006. Profits in the second quarter will show some improvement over the first quarter and are then expected to move strongly ahead of 2006 in the second half of the year.

We are confident that profits will increase in the remainder of 2007 for the following reasons:

. The second, third and fourth quarters are seasonally stronger, particularly Ehrlich in the second and third quarters and City Link in the fourth quarter.

. We expect to begin to see the benefits of the two major UK turnaround initiatives and in particular to arrest the recent profit declines in these businesses.

. Other businesses - such as Textiles and Washroom Services in continental Europe and Facilities Services - are showing a gradual trend of improving profits which is expected to continue through the year.

. Acquisitions made during 2006 will be progressively integrated during the course of 2007, providing synergy benefits. They include Pink Healthcare in Australia and other Asia Pacific acquisitions. Synergy benefits from the acquisition of Target Express will not start to come through until 2008.

DIVISIONAL PERFORMANCE

Initial Textiles and Washroom Services

£ million	First Quarter		
	2007	2006	Change

At 2006 constant exchange rates:			
Portfolio - net movement (appendix 1)	1.3	0.7	
Revenue	149.8	147.2	1.8%
Operating profit (before amortisation of intangible assets(1))	24.1	27.0	(10.7%)
One-off items	1.0	0.3	233.3%
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	25.1	27.3	(8.1%)

(1) Other than computer software and development costs

There were some positive signs in the Textiles and Washroom Services division during the first quarter, particularly in continental Europe. Restructuring in the UK continues.

Overall, revenue increased by 1.8% compared with the first quarter last year. Excluding acquisitions, organic revenue growth was 1.6%. Divisional adjusted operating profit was 8.1% lower than last year, due to the ongoing issues in the UK. This was an improvement over the 14.4% decline recorded in the fourth quarter of 2006 and the 18.7% fall in 2006 as a whole.

In continental Europe, the encouraging portfolio trends seen in the fourth quarter of last year continued into the first quarter of this year. The organic growth in the portfolio was some 4% in the quarter. As a result, performance improved in many of the division's operations in the region. Excluding the German hospital services business which is in the process of being sold, revenue showed an increase of 4% with almost all markets recording gains. The large businesses in Belgium, Germany and the Netherlands all contributed good growth in operating profit. France, the largest European business, saw net gain in the portfolio during the quarter and although operating profit was down for the quarter as a whole, there was an improving trend during the period. Whilst price pressure continues to be an issue in Europe, there are no signs that it is getting worse and positive price increases were achieved in the quarter in most businesses.

The UK Washroom business continues to suffer from high termination rates which led to a fall in the value of its contract portfolio during the quarter. More positively, sales performance is beginning to improve, assisted by the introduction of new technology. *The decline in the portfolio, together with a* fall in non-contract work, led to a decrease in first quarter revenue of 7.3%. Good progress has been made with the branch rationalisation programme but the business has not yet optimised its work scheduling and routes. Operating costs therefore continue to run at a higher level than planned. This contributed to a substantial decline in operating profit in the UK during the first quarter versus the same quarter last year, comparisons with which are also impacted by the loss of washroom portfolio associated with the closure of the UK linen and workwear business which occurred in the second and third quarters of last year. One-off costs of £1.0 million associated with the reorganisation were incurred in the quarter.

Rentokil Pest Control

£ million	First Quarter 2007	2006	change
At 2006 constant exchange rates:			
Portfolio - net movement (appendix 1)	4.3	47.0	
Revenue	67.2	56.9	18.1%
Operating profit (before amortisation of intangible assets(1))	10.1	13.7	(26.3%)
One-off items	0.4	0.6	(33.3%)
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	10.5	14.3	(26.6%)

(1) Other than computer software and development costs

Performance in the first quarter of 2007 was significantly impacted by the inclusion of a full quarter of seasonal losses at the US business, JC Ehrlich,

which was acquired on 1 March 2006. In addition, comparisons with 2006 reflect the transfer of R&D costs previously borne centrally to this division which took place at the end of 2006; these are some £3 million per annum.

Revenue for the division as a whole was 18.1% higher than last year. On an organic basis, the 2.9% growth of the businesses in North America and continental Europe was offset by a first quarter decline in the UK, leaving the division 1.2% below last year.

In the UK, revenue declined by 9.6% compared to the same quarter last year. This was mostly a result of the significant reorganisation in the last part of 2006 and early part of 2007 which led temporarily to lower sales of both contract and jobs work. Performance did, however, improve during the course of the quarter with revenue generation in March well up on January. This positive trend is expected to continue during the course of 2007. Other positive signs include further progress in improving customer retention and employee churn - the latter ending the quarter at its best level for five years (on a three month rolling basis) - and a number of large business wins including Wembley Stadium, Yorkshire Water and Leeds City Council. The physical aspects of the reorganisation were completed on schedule and the benefits of the new structure are already apparent. One-off reorganisation costs of £0.4 million were incurred in the period. The fall in revenue inevitably led to a sharp decline in profitability in the UK in the first quarter which the business expects to recover in the balance of the year.

Continental Europe recorded a 6.6% increase in revenue over the prior year. Retention rates remained at the strong levels seen at the end of 2006. There was notable improvement in new sales performance, one of the issues which had been highlighted as a key priority for 2007. This improvement is underpinned by investment to support sales growth through salesforce and sales management training, implementation of account management systems, the roll-out of www.rentokil.com and additional sales heads. Profits were up in most of the larger European markets. A number of small acquisitions were made during the quarter and there will continue to be a focus on acquisitions during the year.

Direct year-on-year comparisons in North America are difficult due to the 1 March 2006 acquisition of JC Ehrlich. On a pro forma basis, revenue in this market was 8.2% higher than the first quarter last year. As previously communicated, Ehrlich is a very seasonal business which makes losses in the

first quarter.

Ambius

£ million	First Quarter 2007	2006	Change
At 2006 constant exchange rates:			
Portfolio - net movement (appendix 1)	0.5	0.4	
Revenue	25.4	24.5	3.7%
Operating profit (before amortisation of intangible assets(1))	0.4	0.7	(42.9%)

(1) Other than computer software and development costs

In March, the Tropical Plants division's UK operations were rebranded Ambius, the first stage in a global roll-out of the new brand over the next year. The new brand will support the introduction of expanded services including ambient scenting, plants on canvas and fruit snack delivery. Initial feedback from customers and employees is very positive.

Ambius saw a 3.7% increase in revenue in the first quarter and a marginal decrease in organic revenue, largely due to lower revenue in the UK which was partly offset by organic growth of 0.9% in North America and continental Europe. Operating profit for the division as a whole fell by £0.3 million, reflecting a spend of some £0.5 million in the first quarter relating to the rebranding programme.

In North America, revenue increased by 6.1%. Operating profit improved significantly, assisted by the return to profit of the Canadian operations which had been loss making in the first quarter of 2006.

The business in the UK has been undergoing a turnaround programme which is showing early signs of success. Customer retention rates improved in the first quarter, although further work is needed on new sales generation. First quarter

revenue fell by 11.2% in the UK which resulted in a significant decline in profits. A new managing director - who was previously managing director of Rentokil Initial New Zealand - has now joined the UK business and progress is expected to be made in improving its performance during the remainder of 2007.

In continental Europe, revenue was up in most of the markets in the first quarter, including the Netherlands, Belgium and Sweden - three of the largest operations. Overall, revenue increased by 6.0% during the period in the region. Profits improved strongly in the quarter, led by good growth in France, Norway and Germany.

City Link

£ million	First Quarter 2007	2006	Change
At 2006 constant exchange rates:			
Revenue	94.5	34.1	177.1%
Operating profit (before amortisation of intangible assets(1))	9.3	5.7	63.2%
Integration costs	0.9	-	-
Adjusted operating profit (before integration costs and amortisation of intangible assets(1))	10.2	5.7	78.9%

(1) Other than computer software and development costs

Comparisons for the division are impacted by the acquisition of Target Express and the franchise operations. Revenue almost tripled as compared with the first quarter of last year. Excluding the acquisitions, organic revenue growth was 9.8%. Market growth in the quarter was estimated at 3%. The number of consignments handled increased by 13.1% for the joint City Link/Target Express business. Operating profit almost doubled, despite a continuation of the long-term trend of declining revenue per consignment.

The integration of Target Express is progressing to plan. As of 1 May 2007, the

combined company is operating under a single brand, City Link. It has a single salesforce and a single sales proposition meaning all salespeople are now selling the same product set. Sales systems have also been integrated. Integration costs of £0.9 million were incurred in the first quarter. The next milestone in the integration programme occurs in late July 2007 when the business will start the move to a single operating platform using the City Link methodology. This involves the delivery of 140 new trailers for the trunker fleet and 7,000 new cages for parcel handling. Our expectation of total integration costs and benefits is unchanged.

One franchise was acquired in the first quarter and a further five in April. Total acquisition spend to date since the start of the franchise buy-back programme in late 2005 is £65 million. Four franchises remain outstanding and management expects that the buy-back programme will be completed by the summer, well ahead of schedule.

Initial Facilities Services

£ million	First Quarter 2007	2006	change
At 2006 constant exchange rates:			
Portfolio - net movement (appendix 1)	0.3	6.4	
Revenue	143.0	128.2	11.5%
Operating profit (before amortisation of intangible assets(1))	9.8	7.5	30.7%

(1) Other than computer software and development costs

Revenue growth of 11.5% in the first quarter included organic growth of 6.1%.

UK Cleaning recorded a 25% increase in revenue in the quarter. Operating profit improved at a similar level. The contract portfolio was impacted by the loss of parts of two sizeable contracts. However, the new business pipeline remains strong. The cleaning activities in Spain and the Netherlands also produced revenue and operating profit growth in the quarter.

Catering revenue fell by 17% due to the exit from a number of loss-making contracts and lower volumes. Operating profit was considerably below last year because of the nutritional guidelines for schools introduced in the second half of 2006. Encouragingly, Catering was profitable in the first quarter compared with losses in the fourth quarter of 2006. A new managing director has been appointed who has significant catering sector experience. Initiatives designed to drive down operating costs, including the use of e-auctions for food procurement, are being introduced.

Hospital Services saw revenue increase by 11.2% compared to last year, driven to a certain extent by Agenda for Change. Operating profit improved significantly, partly due to the non-recurrence of Agenda for Change costs which adversely affected the first quarter of 2006 and to operational improvements.

Rentokil Initial Asia Pacific

£ million	First Quarter		
	2007	2006	change
At 2006 constant exchange rates:			
Portfolio - net movement (appendix 1)	3.9	2.1	
Revenue	34.3	22.8	50.4%
Operating profit (before amortisation of intangible assets(1))	5.7	4.8	18.8%
One-off items	-	0.1	-
Adjusted operating profit (before one-off items and amortisation of intangible assets(1))	5.7	4.9	16.3%

(1) Other than computer software and development costs

Asia Pacific increased revenue by 50.4% in the first quarter. This reflected the acquisitions of Campbell Brothers pest control, Ding Sharn pest control and an electronic security business in 2007 plus the full year effect of

acquisitions completed in the second half of 2006 such as Pink and CWS-branded washroom operations. All markets increased revenue, with strong growth in Australia, New Zealand, Singapore, Malaysia, Hong Kong and Taiwan.

Organically, revenue grew by 6.1% with the strongest organic growth in Australia, New Zealand, Malaysia, the Philippines and Hong Kong. Customer retention rates continued to improve in a number of markets. During the quarter, the Hong Kong business secured a major pest control contract from the government. This is expected to generate revenues in excess of £20 million over the two year contract period, albeit at relatively slim margins.

Operating profit was higher for most businesses compared to the first quarter of last year, resulting in an increase of 18.8% for the division. Profit growth was driven by the above mentioned acquisitions and organic business growth. The division's major markets, Australia, New Zealand, Malaysia, Hong Kong, Philippines, Taiwan and South Korea all had higher operating profit than last year but profit was lower in Indonesia, Thailand and China.

Eleven acquisitions were made in the quarter and the acquisition pipeline for the rest of the year is very healthy.

Other

£ million	First Quarter 2007	2006	change
At 2006 constant exchange rates:			
Portfolio - net movement (appendix 1)	1.2	0.6	
Revenue	7.3	7.3	-
Operating profit (before amortisation of intangible assets(1))	2.6	2.7	(3.7%)

(1) Other than computer software and development costs

The division comprises the group's activities in South Africa, principally washroom services, pest control and plants. Overall, revenue was unchanged

year-on-year but operating profit declined by 3.7%. Improving retention and new sales are priorities for all the businesses in the division.

Central Costs

£ million	First Quarter 2007	2006	change
At 2006 constant exchange rates:			
Central costs	(10.4)	(8.7)	(19.5%)
One-off items	-	1.9	-
Central costs before one-off items	(10.4)	(6.8)	(52.9%)

Central costs of £10.4 million for the quarter increased by £3.6 million over the £6.8 million adjusted figure for the first quarter of 2006, primarily as a result of start-up costs associated with the new UK shared service centre and the non-recurrence of profits from certain property sales last year.

One-off Items

Details of the one-off items incurred in the period are set out in Appendix 4. Across the group, the net cost of one-off items in the first quarter of 2007 was £2.3 million compared with £2.9 million in 2006. Rationalisation costs of around £10 million may be incurred during 2007 on initiatives under way or under consideration. These include the completion of the changes underway in UK Washroom and UK Pest Control. In addition, around half of the £12 million of Target Express integration costs will be incurred in 2007. Synergy benefits will not be realised until 2008.

Interest

Net interest payable of £19.0 million was £8.3 million higher than 2006 with higher average net debt accounting for almost half of the increase and higher rates accounting for most of the balance.

Discontinued Operations

An offer to purchase the Electronic Security division for £595 million was received during the quarter, with completion expected in June 2007. As a result, the activities of the division have been treated as discontinued operations and excluded from the profit before income tax shown on page 2. Revenue and adjusted operating profit from the division for the first quarter were £75.9 million (2006: £68.7 million) and £8.7 million (2006: £7.0 million) respectively. Profit on sale is expected to be circa £500 million, with no significant tax payable on the proceeds.

Cash Flow and Debt

Operating cash flow was £52.0 million compared with £37.5 million in the prior period as a result of higher EBITDA and better working capital and capex performance than last year. Free cash flow was £26.2 million against £12.5 million in 2006, with higher interest in the current period being largely offset by lower tax payments. A scheduled payment of £30 million was made to the UK pension scheme at the end of January.

In March, a seven year ?500 million bond was issued to pre-finance a bond of the same size which matures in May 2007.

Acquisitions

During the quarter, 21 acquisitions were completed for a gross consideration of £66 million resulting in the recognition of goodwill of £21 million and other intangible assets (excluding computer software) of £33 million. Annual revenue and operating profit (before amortisation of intangibles) from these businesses are estimated to be £40 million and £6 million respectively.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 31 March 2007

£m at constant 2006	New	Net Additions/

exchange rates	1.1.07	Business	Terminations	Reductions	Acquisitions	31.3.07
Textiles & Washroom Services	571.5	15.1	(14.7)	0.9	-	572.8
Pest Control	214.4	8.3	(7.6)	2.1	1.5	218.7
Ambius	88.3	1.9	(2.4)	1.0	-	88.8
Facilities Services	414.4	13.2	(12.7)	(0.2)	-	414.7
Asia Pacific	103.1	4.4	(2.8)	(0.2)	2.5	107.0
Other	26.7	0.9	(1.0)	1.3	-	27.9
TOTAL	1,418.4	43.8	(41.2)	4.9	4.0	1,429.9

Notes

Contract portfolio definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded

from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2006 constant exchange rates)	3 months to 31 March 2007 £m (unaudited & unreviewed)	3 months to 31 March 2006 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	149.8	147.2
Pest Control	67.2	56.9
Ambius	25.4	24.5
City Link	94.5	34.1

Facilities Services	143.0	128.2
Asia Pacific	34.3	22.8
Other	7.3	7.3
Continuing operations at 2006 constant exchange rates	521.5	421.0
Exchange	(6.2)	4.8
Continuing operations at actual exchange rates	515.3	425.8
Operating profit*		
Textiles & Washroom Services	24.1	27.0
Pest Control	10.1	13.7
Ambius	0.4	0.7
City Link	9.3	5.7
Facilities Services	9.8	7.5
Asia Pacific	5.7	4.8
Other	2.6	2.7
Central costs	(10.4)	(8.7)
Continuing operations at 2006 constant exchange rates	51.6	53.4
Exchange	(0.8)	0.8
Continuing operations at actual exchange rates	50.8	54.2
Adjusted operating profit**		
Textiles & Washroom Services	25.1	27.3
Pest Control	10.5	14.3
Ambius	0.4	0.7
City Link	10.2	5.7
Facilities Services	9.8	7.5
Asia Pacific	5.7	4.9
Other	2.6	2.7
Central costs	(10.4)	(6.8)
Continuing operations at 2006 constant exchange rates	53.9	56.3
Exchange	(0.8)	0.8

Continuing operations at actual exchange rates	53.1	57.1

* Before amortisation of intangible assets other than computer software and development costs

** Before amortisation of intangible assets other than computer software and items of a one-off nature (see appendix 4 for further details).

Appendix 3

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 31 March 2007 £m (unaudited & unreviewed)	3 months to 31 March 2006 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	148.0	148.3
Pest Control	65.5	57.7
Ambius	24.4	25.3
City Link	94.5	34.1
Facilities Services	142.7	128.4
Asia Pacific	33.7	23.6
Other	6.5	8.4
Continuing operations at actual exchange rates	515.3	425.8
Operating profit*		

Textiles & Washroom Services	23.7	27.1
Pest Control	10.0	13.8
Ambius	0.4	0.7
City Link	9.3	5.7
Facilities Services	9.8	7.5
Asia Pacific	5.7	5.0
Other	2.3	3.1
Central costs	(10.4)	(8.7)
Continuing operations at actual exchange rates	50.8	54.2
Adjusted operating profit**		
Textiles & Washroom Services	24.7	27.4
Pest Control	10.4	14.4
Ambius	0.4	0.7
City Link	10.2	5.7
Facilities Services	9.8	7.5
Asia Pacific	5.7	5.1
Other	2.3	3.1
Central costs	(10.4)	(6.8)
Continuing operations at actual exchange rates	53.1	57.1

* Before amortisation of intangible assets other than computer software and development costs.

** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

Appendix 4

One-off Items

	3 months to	3 months to

	31 March 2007 £m (unaudited & unreviewed)	31 March 2006 £m (unaudited & unreviewed)
Textiles & Washroom Services	(1.0)	(0.3)
Pest Control	(0.4)	(0.6)
Ambius	-	-
City Link	(0.9)	-
Facilities Services	-	-
Asia Pacific	-	(0.1)
Other	-	-
Central costs	-	(1.9)
	(2.3)	(2.9)

Note: All numbers at both actual and constant exchange rates.

6.1

Rentokil Initial

Rentokil Initial PLC - Total Voting Rights

Rentokil Initial PLC
01 May 2007

Rentokil Initial plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the Transparency Directive's Transitional Provision 6, Rentokil Initial plc hereby notifies the market of the following:

Rentokil Initial plc's issued capital consists of 1,814,569,731 ordinary shares with voting rights at 30 April 2007. Each share has equal voting rights and there are no shares held in Treasury.

Therefore, the total number of voting rights in Rentokil Initial plc is 1,814,569,731.

The above figure (1,814,569,731) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Rentokil Initial plc under the FSA's Disclosure and Transparency Rules.

Paul Griffiths
Secretary

6.2

Rentokil Initial

Rentokil Initial PLC - AGM Statement

Rentokil Initial PLC
03 May 2007

RENTOKIL INITIAL PLC

Results of Annual General Meeting 2007 ('AGM')

At the AGM of Rentokil Initial plc held at No.4 Hamilton Place, London, W1J 7BQ on Thursday 3 May 2007, all resolutions set out in the Notice of Meeting were approved by the shareholders on a show of hands.

A summary of the AGM presentation including the proxy votes received for each resolution will be available on the company's website: www.rentokil-initial.com

Paul Griffiths
Secretary

6.3

Rentokil Initial

Rentokil Initial PLC - Total Voting Rights

RNS Number:5623X

Rentokil Initial PLC

31 May 2007

Rentokil Initial plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the Transparency Directive's Transitional Provision 6, Rentokil Initial plc hereby notifies the market of the following:

Rentokil Initial plc's issued capital consists of 1,814,699,834 ordinary shares with voting rights at 31 May 2007. Each share has equal voting rights and there are no shares held in Treasury.

Therefore, the total number of voting rights in Rentokil Initial plc is

1,814,699,834

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their

interest in, or a change to their interest in, Rentokil Initial plc under the FSA's Disclosure and Transparency Rules.

Paul Griffiths

Secretary

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVREAKSFDEXXEFE

END